EXHIBIT 99.1

China Liberal Education Holdings Limited Announces the Termination of Merger Agreement with AIWAYS Holdings Limited

BEIJING, May 2, 2023 /PRNewswire/ -- China Liberal Education Holdings Limited (Nasdaq: CLEU) ("China Liberal," the "Company," or "we"), a China-based company that provides smart campus solutions and other educational services, today announced that effective April 30, 2023, it terminated its previously announced Agreement and Plan of Merger (the "Merger Agreement") with AIWAYS Holdings Limited ("AIWAYS"), a global new energy vehicle brand, by sending written notice to AIWAYS.

The board of directors of China Liberal held a meeting at 8:00 a.m. on April 26, 2023, Eastern Time, and unanimously approved the termination of the Merger Agreement.

Ms. Ngai Ngai Lam, Chairwoman and CEO of China Liberal, stated, "Although the proposed business combination with AIWAYS did not come to fruition, China Liberal's strength as a standalone business is indisputable. Our strategic plan offers a clear roadmap for future growth, and we are eager to build on our leadership position and capitalize on numerous promising opportunities ahead. Our focus has always been on creating shareholder value, and we remain committed to this vital objective as we move forward."

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational service provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a "smart campus"; and tailored job readiness training to graduating students. For more information, please visit the Company's website at ir.chinaliberal.com.

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Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our ability to successfully integrate the newly acquired business; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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